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SEC FILE NUMBER
001-13927

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	January 29, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
CSK Auto Corporation

Full Name of Registrant

Former Name if Applicable
645 E. Missouri Ave. Suite 400

Address of Principal Executive Office (Street and Number)
Phoenix, Arizona 85012

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company will not be able to file its Annual Report on Form 10-K (“2005 10-K”) for the fiscal year ended January 29, 2006 (“fiscal 2005”) by April 14, 2006, the prescribed due date. The Company intends to file the 2005 10-K as promptly as practicable, but does not expect that such filing will be made by its May 1, 2006 extended deadline.

The Company has previously disclosed in a Form 8-K filed March 27, 2006 an Audit Committee-led internal investigation (the “Investigation”) primarily relating to accounting for inventory and vendor allowances. In order to account properly for the impact of the errors identified in connection with the Investigation to date, the Company previously disclosed that it expects that its financial results for each of the three fiscal years 2002, 2003 and 2004, selected consolidated financial data for each of the five fiscal years 2000 through 2004 and interim financial information for each of its quarters in fiscal year 2004 and for the first three quarters of fiscal 2005, will be restated and that the financial statements for these periods should no longer be relied upon.

Until the Investigation is substantially complete, the Company will be unable to complete its financial statements for fiscal 2005, including any necessary restatements, and the related work on assessing its internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002.

As previously disclosed, the Company will be evaluating whether any of the matters identified in the course of the Investigation were the result of one or more material weaknesses in its internal controls in addition to those previously reported in its Annual Report on Form 10-K for the fiscal year ended January 30, 2005 (“fiscal 2004”). Based on current information, the Company would expect to identify additional material weaknesses in its internal controls at January 29, 2006. The Company will conclude its analyses and report its findings in this regard when it is prepared to file its 2005 10-K.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

James B. Riley	(602)	631-7688
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In light of the ongoing Investigation, other than the preliminary net sales for the Company as discussed below, the Company must defer release of its financial results for the fourth quarter and full year fiscal 2005. Net sales for fiscal 2005, including sales derived from the Murray’s stores for the period December 19, 2005 through January 29, 2006, increased by approximately $43.7 million, or 2.8%, compared to fiscal 2004.

Same store sales, which exclude the operations of Murray’s, were approximately flat year over year, consisting of an increase of 8.1% in commercial same store sales and a decline of 1.6% in retail same store sales. Net sales for the fourth quarter of fiscal 2005 increased by approximately $5.4 million, or 1.4%, compared to the fourth quarter of fiscal 2004. Same store sales declined 0.2% for the fourth quarter of fiscal 2005, consisting of an increase of 9% in commercial same store sales and a decline of 2.0% in retail same store sales.

Additional information can be found in the Company’s press release issued and Form 8-K filed April 14, 2006.

The foregoing reflects the Company’s views about the accounting adjustments, its financial condition, performance and other matters that constitute “forward-looking” statements, as such term is defined by the federal securities laws. You can find many of these statements by looking for words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “should,” “continue,” “predict,” “preliminary” and similar words used herein. These forward-looking statements are subject to the safe harbor protection provided by federal securities laws. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. These risks and uncertainties include, but are not limited to, the results and effect of the Company’s review of its accounting practices, any potential Securities and Exchange Commission or New York Stock Exchange inquiry with respect to the potential adjustments or the Company’s accounting practices, the ability of the Company to file its periodic reports, the impact on the Company’s business and the risks detailed from time to time in the Company’s periodic filings under the Securities Exchange Act of 1934. Because the statements are subject to risks and uncertainties, actual developments and results may differ materially from those express or implied by the forward-looking statements. Readers are cautioned not to place undue reliance on the statements, which speak only as of the date hereof.

CSK Auto Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 14, 2006	By	/s/ James B. Riley

James B. Riley Senior Vice President Chief Financial Officer